Exhibit 99 (m)

HUMANKIND BENEFIT CORPORATION

DISTRIBUTION PLAN

The following Distribution Plan (the “Plan”) has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), by Humankind Benefit Corporation (the “Company”), separately for each series of the Company identified on Schedule A as amended from time to time (the “Series”), which Company and Series may do business under these or such other names as the Board of Directors of the Company may designate from time to time. The Plan has been approved by a majority of the Board of Directors, including a majority of the Directors who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related thereto (“non-interested Directors”), cast at a meeting called for the purpose of voting on such Plan. Such approval by the Directors included a determination that in the exercise of reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit each such Series and its respective shareholders.

The Company is a benefit corporation organized under the laws of the State of Maryland, is authorized to issue different series of securities, and is an open-end management investment company registered under the 1940 Act. Northern Lights Distributors, LLC (the “Distributor”) is the principal underwriter for the Series’ shares pursuant to the Distribution Agreement, dated January 5, 2021, between the Distributor and the Company on behalf of each Series (the “Distribution Agreement”).

The Plan provides that:

l.        The Company shall pay to the Distributor, out of the assets of a particular Series,   a monthly fee not to exceed the fee rate set forth on Schedule A for such Series as may be determined by the Company’s Board of Directors from time to time.

2.      The Distributor shall use the monies paid to it pursuant to paragraph l above to finance any activity primarily intended to result in the sale of shares of each Series (“Shares”) or the provision of investor services, including but not limited to (i) delivering copies of the Company’s then-current prospectus to prospective purchasers of such Shares; (ii) preparing, setting in type, printing and mailing any prospectus, report or other communication to prospective shareholders or authorized participants of the Company; (iii) marketing and promotional services including advertising; (iv) facilitating communications with beneficial owners of shares of the Series; and (v) such other services and obligations as are set forth in the Distribution Agreement.

3.      The Company presently pays, and will continue to pay, a management fee to Humankind Investments LLC (the “Adviser”) pursuant to an Investment Advisory Agreement between the Company and the Adviser (the “Advisory Agreement”). It is recognized that the Adviser may use its management fee revenue, as well as its past profits or its resources from any other source, to make payment to the Distributor with respect to any expenses incurred in connection with the distribution of shares, including the activities referred to in Paragraph 2 hereof. To the extent that the payment of management fees by the Company to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.

4.       The Distributor shall report to the Company at least monthly on the amount and the use of the monies paid to it under the Plan and shall furnish the Board of Directors of the Company with such other information as the Board may reasonably request in connection with the payments made under the Plan and the use thereof by the Distributor in order to enable the Board to make an informed determination of the amount of the Company’s payments with respect to each Series and whether the Plan should be continued with respect to each Series.

5.       The officers of the Company shall furnish to the Board of Directors of the Company, for their review, on a quarterly basis, a written report of the amounts expended under the Plan with respect to each Series and the purposes for which such expenditures were made.

6.       This Plan shall take effect with respect to the shares of a particular Series as of the effective date set forth on Schedule A (the “Commencement Date”); thereafter, the Plan shall continue in effect with respect to the shares of a particular Series for a period of more than one year from the Commencement Date only so long as such continuance is specifically approved at least annually by a vote of the Board of Directors of the Company, and of the non-interested Directors, cast at a meeting called for the purpose of voting on such Plan.

7.       (a) The Plan may be terminated as to the shares of any particular Series at any time by vote of a majority of the non-interested Directors or by vote of a majority of the outstanding voting securities of such Series.

 (b) The Plan may not be amended as to the shares of any particular Series to increase materially the amount to be spent for distribution pursuant to paragraph l hereof without approval by the shareholders of such Series.

8.       All material amendments to this Plan shall be approved by the non-interested Directors in the manner described in paragraph 6 above.

9.       So long as the Plan is in effect, the selection and nomination of the Company’s non-interested Directors shall be committed to the discretion of such non-interested Directors.

10.     The definitions contained in Sections 2(a)(19) and 2(a)(42) of the 1940 Act shall govern the meaning of “interested person(s)” and “vote of a majority of the outstanding voting securities,” respectively, for the purposes of this Plan.

Approved and Adopted by the Board of Directors of the Company as of:

January 5, 2021

Schedule A to the Distribution Plan

Series	Fee Rate (per annum of the average daily net assets of the Fund)	Commencement Date
Humankind US Stock ETF	0.25%	[●]